MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

December 14, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 13, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17419779

File No.: 82-4406

SCHWARZ PHARMA

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RECEIVED
2006 DEC 19 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release - Changes within the Executive Board of SCHWARZ PHARMA AG

Press Room > Press Releases 2006 > Press Release - Changes within the Executive Board of SCHWARZ PHARMA AG

Changes within the Executive Board of SCHWARZ PHARMA AG

**Chief Executive Officer Patrick Schwarz-Schütte resigns. Detlef Thielgen appointed to new Chief Executive Officer. Also the Executive Board members Dr. Klaus Veitinger and
Jürgen Baumann resign. Peter Möller and Martin Schneider appointed to new Executive Board Members.**

December 13, 2006 - SCHWARZ PHARMA announced today, that Patrick Schwarz-Schütte will resign at his own wish as Chief Executive Officer and Member of the Executive Board of SCHWARZ PHARMA AG on December 31, 2006.

The Supervisory Board appointed Detlef Thielgen, CFO, as new Chief Executive Officer of SCHWARZ PHARMA AG effective January 1, 2007.

Dr. Klaus Veitinger, President and CEO of SCHWARZ PHARMA INC, USA, and as Executive Board Member responsible for the U.S. business and the Asian markets resigned as of December 31, 2006.

Jürgen Baumann, Member of the Executive Board and responsible for the European Business, will resign as of April 30, 2007.

The Supervisory Board of SCHWARZ PHARMA AG has appointed Peter Möller and Martin Schneider as new Executive Board Members. Both board members are to assume their duties on January 1, 2007.

The company announced this following the Supervisory Board Meeting.

Peter Möller, Vice President Corporate Counsel, is to be the board member responsible for legal affairs. Since November 1997 Peter Möller (44) has been working for SCHWARZ PHARMA. He is a lawyer and during the first seven years at SCHWARZ PHARMA he worked in leading positions in different areas of the legal department. Since 2005 he is responsible for Corporate Counsel and authorized officer (Prokurist) of SCHWARZ PHARMA AG.

As board member, Martin Schneider, Vice President Human Resources Europe, will take over responsibility Human Resources. Martin Schneider (43) has been working for SCHWARZ PHARMA for 13 years. Before taking charge of Human Resources Europe in 2002 he managed the Human Resources of SCHWARZ PHARMA Operations, the world-wide production organization of SCHWARZ PHARMA Group and hold different positions within the Human Resources Departments.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.